Filed pursuant to Rule 424(b)(3)
                                       Registration Statement File No. 333-59334

                                1,535,995 Shares

                                   [LOGO] ACTV

                                   ACTV, Inc.

                                  Common Stock

      Certain security holders of ACTV, Inc. named under the caption "Selling Security Holders" may, from time to time, offer and sell up to 1,535,995 shares of our common stock, par value $.10 per share, of which 33,036 shares may be sold upon the exercise of options held by the Selling Security Holders, respectively. We will not receive any proceeds from the sale of the common stock by the Selling Security Holders, although we would receive approximately $7,928 if all such options are exercised by the Selling Security Holders.

      We have agreed with the selling security holders to register the shares offered in this prospectus and we have agreed to pay certain fees and expenses incident to such registration.

      Our common stock is traded on The Nasdaq National Market under the symbol "IATV." On April 18, 2001, the last reported sale price of our common stock on The Nasdaq National Market was $3.06.

      Investing in our common stock involves risks. See "Risk Factors" on page
10.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is May 2, 2001.

                                TABLE OF CONTENTS

                                                                            Page

Special Note Regarding Forward Looking Statements .......................    3

Prospectus Summary ......................................................    4

Risk Factors ............................................................   10

Use of Proceeds .........................................................   18

Dividend Policy .........................................................   18

Material Changes ........................................................   18

Selling Security Holders ................................................   19

Description of Capital Stock ............................................   21

Shares Eligible for Future Sale .........................................   24

Plan of Distribution ....................................................   25

Indemnification of Directors and Officers ...............................   26

Legal Matters ...........................................................   27

Experts .................................................................   27

Where You Can Find More Information .....................................   27

Incorporation by Reference ..............................................   27

                                   ACTV, INC.

      1,535,995 shares of Common Stock offered by Selling Security Holders

                                   May 2, 2001

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

      The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in forward-looking statements:

      o the failure of viewers, producers and advertisers to accept our new products;

      o     untimely and unsuccessful deployment of our new products;

      o     untimely or inadequate deployment of digital set-top boxes;

      o the failure of programming distributors to offer and market our products to their subscribers;

      o     the lack of acceptable content;

      o our inability to compete with companies offering products and services similar to ours;

      o     the success of other digital television formats;

      o the effect of government regulation or legal proceedings relating to our business;

      o our failure to adequately protect our intellectual property rights or the adverse impact of other companies' intellectual property rights;

      o     our inability to respond to rapid technological change;

      o our inability to successfully handle the challenges associated with the growth of the Internet; and

      o other matters discussed in the "Risk Factors" section of this prospectus.

      ACTV(R), HyperTV(R), Bottle Rocket(R) and eSchool(R) are registered trademarks of ACTV, Inc.


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

                               PROSPECTUS SUMMARY

      This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, the financial statements and the documents incorporated by reference into this prospectus.

                                      ACTV

      We are a digital media company that provides technical and creative services, tools and proprietary applications for digital television and enhanced media. We have two operating business segments, which we call Digital TV and Enhanced Media.

      We have developed a range of services, products and proprietary technologies for each of these business segments. Our Digital TV technologies enable television programmers and advertisers to create individualized programming for digital television transmission systems. We believe that our Digital TV technologies are unique in providing targeting, interactivity and accountability for television commercials, and in giving viewers the ability to instantly customize their viewing experiences for a wide variety of programming applications. Our Enhanced Media technologies allow both for the enhancement of video and audio content, including standard TV programming, with Web-based information and interactivity, and for the delivery of games through the Internet. For the Enhanced Media market, we are a provider of technology and services that synchronize the delivery of television programming and Internet content.

      We believe that the new applications enabled by the expansion of digital TV transmission systems and TV/Internet convergence platforms will revolutionize television as we know it by turning passive viewing into an interactive experience. Digital and convergence technology will allow television distributors, advertisers and programmers to bring interactivity to a mass audience. We believe that our proprietary technologies, tools, applications, and ability to deliver technical and creative services uniquely position us to capitalize on this anticipated digital television revolution.

      To assist in our development of ACTV as a full-service digital media company, we received strategic investments from Liberty Digital Inc., our largest shareholder, and Motorola Broadband Communications Sector.

      ACTV, Inc. was incorporated under the laws of the State of Delaware in July, 1989. ACTV, Inc. is the successor, by merger effective November 1, 1989, to ACTV, Inc., a California corporation organized in July 1983. Our executive offices are located at 225 Park Avenue South, New York, New York 10003-1604, telephone number (212) 497-7000.

Digital TV

      Our core technologies for Digital TV are patented processes for creating interactive and instantly customized television content and advertising in response to viewer remote control entries or to information stored locally in a viewer's set-top box. Our software-only application, which resides in the digital set-top, remembers a viewer's inputs throughout a program and can later deliver tailored content to the viewer based on those inputs. We create individualized programming by simultaneously sending the viewer multiple television signals, related in time and content, and switching among those signals without a visually perceptible delay. The viewer experiences the video, audio and graphics of a single fluid programming stream, while the programming on the other signals remains transparent. We expect to generate Digital TV revenues from software license fees, subscriber fees and sales of technical and professional services.

      We anticipate that the first commercial applications of our Digital TV technologies will be for advertising and sports entertainment programming. We have branded our Digital TV applications for advertising and entertainment as SpotOn and One To One TV, respectively. We believe that our Digital TV technologies represent a core breakthrough for television programming and advertising. For example:

o neighbors watching the same television program can see entirely different advertisements based upon demographic information stored in their respective set-top boxes;

o a car commercial can ask viewers to identify the models that most interest them and, based upon their answers, provide individualized information about the identified models;

o the viewer of a sporting event telecast can select from features such as a different view of the action, highlight packages, statistics or instant replays; and

o a child viewing a program can engage a favorite television character in what seems to be a one-on-one dialogue.

      We are initially targeting SpotOn and One To One TV for distribution through cable operators that have deployed digital transmission systems. We expect eventually to offer our Digital TV applications through other programming distribution systems, including direct broadcast satellite, or DBS, and terrestrial digital. To receive SpotOn and One To One TV, all a viewer needs is a digital set-top box with our software download. We have agreements with leading manufacturers of digital set-top terminals--Motorola Broadband Communications Sector, Scientific-Atlanta and Pioneer--for the integration of our software into their equipment.

      We created a company with Motorola Broadband, called Digital ADCO, Inc., which developed the SpotOn applications and services. OpenTV later joined Motorola and ACTV as a shareholder of Digital ADCO, Inc. SpotOn is a comprehensive end-to-end system that allows digital cable, satellite and broadcast systems to offer targeting, interactivity and accountability for television commercials. We believe that SpotOn will improve dramatically the effectiveness of television advertising.

      Based on proprietary technologies contributed by Motorola, OpenTV and ACTV, SpotOn provides an array of functionalities that we believe are unique. For example, our software can instantaneously choose the most appropriate commercial for each viewer from a number of alternatives received by the viewer's set-top. SpotOn's logic function makes this choice based either on demographic information that the TV distributor, e.g., cable operator, has downloaded to the set-top box or on remote control responses keyed in by the viewer. SpotOn can even discern that a viewer is watching a program with subtitles in a second language, and deliver commercials in that language.

      With SpotOn, an advertiser can give viewers a choice of commercials, allowing them to select those of most relevance. Ads can contain program branches that allow the commercial itself to change course in response to viewer selections.

      In addition, SpotOn provides the means for advertisers to receive unprecedented aggregate viewer data for each commercial. This information might include the actual number of homes, by geographic area, where a given commercial was displayed as well as the percentage of viewers who changed channels or muted the sound during the commercial.

      SpotOn allows for permission-based marketing. A subscriber might request additional information on a product or make merchandise purchases through the set-top box, enabled with SpotOn software.

      The deployment of SpotOn in a cable system involves principally the installation of software at the headend and a separate software download to subscriber set-top boxes. Depending on how the headend is equipped, a minimal investment in hardware may also be required. SpotOn, which is compatible with the vast majority of digital cable set-tops currently deployed in the United States, is not dependent on the roll-out of the next generation of digital boxes. To capitalize fully on the capabilities of SpotOn, the operator may also choose to upgrade its trafficking and billing system.

      Having identified a business opportunity for next-generation trafficking and billing software that can handle advanced digital applications such as SpotOn, in December 2000 we acquired a controlling interest in the assets of VisionTel, Inc., from nCUBE Corporation, which retains a minority interest. VisionTel's principal product is the AdVision(R) software suite for advertising sales management in cable, broadband, broadcast, satellite, and Internet services. Its clients have included AT&T Broadband, Time Warner, Cox Communications, Texas Cable News Channel and Captivate Network, Inc., among others.

      SpotOn's software application in the set-top box is resident at the chip-set level, where it monitors programming streams coming into the box as well as viewer remote control selections. Commercials that are intended for a targeted audience are marked with our proprietary digital codes that identify them as SpotOn-enabled. Our software in the set-top box reads the codes as the commercials are received and, in real time, determines the most appropriate one. SpotOn is then able to insert this ad into the TV programming stream without any visually perceptible delay. The viewer is unaware that such a switch has occurred.

      We expect SpotOn to generate revenues from multiple sources. We intend to charge a license fee to the TV distributors that deploy the system, as well as upstream license fees to programmers and advertising interconnects. We expect to receive fees from advertisers for encoding targeted commercials, for the storage and transit of the ads, and for creative services. We believe that we will be able to charge a tolling fee for enabling television commerce transactions and that we can generate revenues from programmers and advertisers for data reporting and analysis. Finally, we expect to generate revenues from AdVision trafficking and billing services provided to SpotOn clients and non-SpotOn clients alike.

      We plan to introduce SpotOn during 2001 through AT&T Broadband's approximately 40,000 digital cable subscribers in Aurora, Colorado. SpotOn will be available on AT&T Broadband's currently deployed DCT-1000 and DCT-2000 digital set-top boxes.

      We intend to develop the market for One To One TV entertainment programming on a pay-per-view and subscription basis. We believe that the first entertainment applications of One To One TV, whether distributed on a pay-per-view or subscription basis, will be for sports. We believe that sports programming represents a compelling application of One To One TV. Our Digital TV technologies allow sports fans to completely individualize their TV viewing experience using a standard remote control. Moreover, we believe that we can produce One To One TV versions of traditional linear sports telecasts for a small fraction of the cost of the original production.

      Our technical services for digital television are primarily provided by Intellocity USA, Inc., which we acquired in March 2001. A preeminent professional services and tools provider for interactive television ("iTV"), Intellocity provides comprehensive services to broadband operators, content providers and platform and infrastructure providers. These services include:

-     Content design and development
-     Content integration on multiple platforms and broadband networks
-     Viewer interface design, development and integration
-     Design, development and integration of end-to-end system architecture
-     Requirements definition and specification

      Intellocity also markets a suite of applications it has developed, called iTV Studio, which is a tool for creating, publishing, and broadcasting interactive TV content across multiple platforms.

      The upgrade, which is now in process, of the cable TV infrastructure in the United States from analog to digital transmission systems is creating significant opportunities for interactive television applications. We expect that operators, along with content and infrastructure providers, will have an increasing demand for the tools and expertise necessary to develop and implement such applications. We believe that Intellocity is well-positioned to capitalize on this new market by selling its professional and technical services and tools for iTV.

      We believe that the acquisition of Intellocity strengthens our position as a leader in the Digital TV market by broadening our offerings to include a wide variety of advanced interactive television tools and services.

Enhanced Media

      Our Enhanced Media business segment serves the relatively new market for interactive games and convergence programming, which combines video and or audio programming with Web content. We have been a pioneer in developing and marketing enhanced media applications and services.

      We market Enhanced Media applications and services through the brand names of Bottle Rocket, HyperTV, and eSchool Online. HyperTV and eSchool Online provide convergence software and services to the entertainment and education markets, respectively. Bottle Rocket is a developer of online games that it delivers for both stand-alone and multi-player applications. We acquired Bottle Rocket in August 2000.

      Our Enhanced Media business derives revenues from a number of sources, including software licensing, technical and content services, data management, online advertising sales, and e-commerce.

      We believe that our Enhanced Media technologies have potential applications for virtually all forms of television and radio programming and advertising. For instance:

o while watching a sports show on television, viewers can compete with other fans--using a Web-enabled box, a computer connected to the Internet, or even a wireless hand-held device;

o viewers of a rock concert being streamed through the Internet can receive synchronized Web pushes with song lyrics, information about the band, and special offers to purchase CDs of the band or other merchandise;

o a TV car commercial can automatically deliver more detailed information through the Internet and let viewers link to local dealer Websites where viewers can schedule test drives.

      Bottle Rocket creates customized and licensed online games based on proprietary technology engines including trivia, prediction, simulation, fantasy, and game show. Bottle Rocket brings not only expertise in high-traffic, high-tech gaming, but sophisticated online marketing and promotional strategies. Clients include such well known names as Major League Baseball, Madison Square Garden, MTV, HBO, Noggin, the National Hockey League, The Sporting News, ESPN.com, Electronic Arts and the National Football League.

      Bottle Rocket plays a crucial role for us in the development of gaming across a number of platforms. We are not only expanding Bottle Rocket's stand-alone and multiple player online gaming entertainment from PCs to wireless devices, but we also plan to migrate Bottle Rocket applications and content to digital television distribution systems.

      HyperTV is a suite of patented processes that enhance a television program or advertisement with related and synchronized content delivered through the Internet. HyperTV enables convergent programming by embedding a stream of Web page addresses into the video or audio signal or by transmitting the addresses directly over the Internet to a user's computer or wireless device. The Web content is synchronized to programming being shown on a particular television channel, streamed through the Internet, or played through a local storage device, such as a DVD player.

      In April 2000, we entered into an agreement with Liberty Livewire to jointly market HyperTV With Livewire. Liberty Livewire is the U.S. leader in audio and video post-production and location services. The agreement gives Liberty Livewire, a unit of Liberty Media, the right to provide content creation services and, through affiliate AT&T IP Services, a scaleable hosting infrastructure for HyperTV With Livewire. Pursuant to the agreement creating HyperTV With Livewire, we received warrants to purchase
2.5 million shares of Liberty Livewire common stock.

      We market HyperTV With Livewire to networks and producers of traditional media content as a turnkey system consisting of user software, Web content creation software and creative services, database management and analysis and program hosting. We provide free downloads from our Website of HyperTV With Livewire user software.

      eSchool Online was the first commercial application of our Enhanced Media technologies. eSchool integrates educational video with relevant Web content, interactivity and chat functionality on a student's computer screen. In addition, eSchool provides teachers and administrators with an application that allows for online assessment of a student performance.

      We have provided eSchool software and content and technical services to state departments of education, school districts, and schools throughout the United States. The focus of eSchool is on the professional development market. During 2000, we had major projects in California, Texas and Alabama for teacher training in Remedial Reading, Algebra, and Internet skills.

      We provide eSchool Online applications and services on a custom development basis to individual education clients and we began to market completed eSchool programs to third parties, under licensing agreements with the clients for whom the programs were originally produced.

      Our goal is to extend our Enhanced Media technologies to all relevant platforms for convergence programming. HyperTV serves both TV viewers with PCs connected to the Internet in the same roomand functions with WebTV and AOLTV, which allow both television programming and Web content to be viewed at the same time on a TV screen. As the installed base of Internet connected handheld devices--like cellular phones and PDAs--expands, we expect to extend our Enhanced Media technologies to such devices. Finally, we intend to deploy our Enhanced Media technologies for media streamed through the Internet, as the forecasted proliferation of high-speed Internet connectivity in the U.S. provides opportunities in this market.

Recent Events

      On March 9, 2001, we completed the acquisition of all of the issued and outstanding capital stock and stock options of Intellocity, Inc., a British Virgin Islands corporation, together with its wholly owned subsidiary, Intellocity USA, Inc. ("Intellocity"), in consideration for: (i) up to 5,260,362 shares of our common stock; and (ii) stock options to purchase up to 1,322,346 shares of our common stock.

Our Address

      Our principal executive offices are located at 225 Park Avenue South, New York, New York 10003-1604, and our telephone number is (212) 497-7000. Our corporate website is located at www.actv.com. Information contained at our website is not a part of this prospectus.


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

                                  The Offering

Common stock offered..........................   1,535,995 shares

Common outstanding after the offering.........   57,272,662 shares

Use of proceeds...............................   We will not receive any of the
                                                 proceeds from the sale of the
                                                 common stock by the selling
                                                 security holders, although we
                                                 will receive approximately
                                                 $7,929 if all options held by
                                                 the selling security holders
                                                 are exercised.

Nasdaq National Market symbol.................   IATV

Risk Factors..................................   An investment in our
                                                 common stock involves a
                                                 high degree of risk.  See
                                                 "Risk Factors" commencing
                                                 on the next page.

      As of April 18, 2001 there were 57,272,662 shares of common stock outstanding which includes 1,502,959 of the 1,535,995shares of common stock being registered hereby. The foregoing number excludes an aggregate of 33,036 shares of common stock issuable upon the exercise of options held by the selling security holders. (Such number does not include an aggregate of 17,930,900 shares of common stock issuable upon the exercise of warrants and other stock options outstanding.)

                                  RISK FACTORS

      You should carefully consider the risks described below before buying shares of our common stock in this offering. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment. We have had operating losses and limited revenues to date and do not expect to be profitable in the foreseeable future.

We have been operating at a loss each year since our inception, and we expect to continue to incur substantial losses for at least the foreseeable future.

      Net loss applicable to common stockholders for the years ended December 31, 1998, 1999 and 2000 was approximately $22.54 million, $27.02 million, and $34.58, respectively. As of December 31, 2000, we had an accumulated deficit of approximately $138.21 million. We also have had limited revenues. Revenues for the years ended December 31, 1998, 1999 and 2000 were $1.62 million, $2.91 million and $8.01 million, respectively. Further, we may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our One To One TV and Enhanced Media Services businesses. As a result, we expect to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

Commercial acceptance of our Digital TV technologies has been limited to date and as they are commercially introduced they may not be successful.

      We are seeking to license applications of our Digital TV technologies to major cable television system operators and satellite television distributors. Accordingly, we have generated de minimis revenue from sales and licenses of our Digital TV applications. To date, we have a test with AT&T Broadband in Aurora, Colorado. Our Digital TV applications are new, and the demand for and market acceptance of those applications are uncertain. Our Digital TV applications may not appeal to a sufficient number of consumers for them to become commercially viable. Consumers also may be concerned about security or privacy issues relating to the electronic transmission of their personal information. We cannot assure you that applications of our Digital TV technologies will generate sufficient revenues to achieve profitability. As a result of these uncertainties, applications of our Digital TV technologies may not be successful.

Commercial acceptance of ACTV's Enhanced Media applications and services is uncertain, and recent sales in the entertainment market may not be an indicator of future sales.

      The demand for, and the market acceptance of, our Enhanced Media applications and services are uncertain. Those applications and services may not appeal to a sufficient number of video programmers or consumers for them to become commercially viable. We have had a limited number of sales of our Enhanced Media applications and services in the entertainment and education markets, and we cannot assure you that our marketing or development efforts will significantly increase our sales in these markets. As a result of these uncertainties, our Enhanced Media business may not be successful.

Delivery of our Digital TV applications is dependent upon the timely upgrade of analog cable distribution systems and deployment of digital set-top boxes.

      The success of our Digital TV applications depends upon the evolving digital television market. The speed with which cable operators both upgrade their current programming distribution systems for digital distribution and deploy digital set-top boxes directly affects the number of potential subscribers to our Digital TV applications. To have access to our Digital TV applications, subscribers must have digital set-top boxes that have been activated with our software. We cannot assure you that there will be a sufficient number of potential


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

subscribers with digital set-top boxes in the near future to justify the deployment of our individualized programming.

We depend on third party distributors to offer and market applications of our Digital TV technologies to their subscribers.

      Because we will use third party cable or satellite operators' systems to offer applications of our Digital TV technologies, our growth and future success depends substantially upon our ability to convince these distributors to offer their subscribers these applications. If operators determine that our Digital TV applications are not viable as a business proposition or if they determine that they do not meet their business or operational expectations or strategies, the operators will not offer applications of our Digital TV technologies to their subscribers. Factors that could affect such a determination include:

      (1) the availability of alternative programming that offers greater financial benefits to the operators;

      (2) government regulations that require the operators to carry certain programming; and

      (3)   constraints on available channel capacity.

Most distributors of television programming have channel capacity limitations. Traditional analog cable systems transmit significantly fewer channels of programming than digital cable systems. Digital compression technology can convert the bandwidth required for one analog channel into as many as twelve digital channels of programming. Our individualized programming applications currently require the bandwidth necessary for one analog channel through which we will transmit multiple digital signals. We cannot assure you that distributors of television programming will devote sufficient bandwidth to our individualized programming in the future, even if they do increase channel capacity. In addition, we have limited control over the manner in which cable and satellite operators market and price our products to their subscribers, which may have a significant impact on the overall consumer acceptance of our Digital TV applications.

We depend on television programmers and advertisers enhancing their programming and advertisements with our technology.

      No television programmer or advertiser is obligated to use our Digital TV or Enhanced Media technologies in its programs or advertisements. Our future growth and long-term success depend on our ability to convince television programmers and advertisers to enhance their programs and advertisements with our technologies. If our technologies do not appeal to television programmers, advertisers or consumers, or if they find our competitors' technologies more appealing, our business may not succeed. We have entered into a limited number of agreements with television programmers to incorporate our Enhanced Media technologies. Ultimately, we depend on such programmers to maintain satisfactory relationships and to negotiate favorable licensing agreements with the owners of the programming rights, which are typically the sports teams, leagues, conferences or networks responsible for the licensed event.

We are subject to intense competition from companies offering products and services similar to ours.

      The markets for digital television applications and television/Internet convergence programming are extremely competitive, and we expect competition to intensify in the future. In addition, these markets are new and rapidly evolving and are characterized by untested consumer demand and a lack of industry standards. These markets are therefore subject to significant changes in the products and services offered by existing market participants and the emergence of new market participants. As a result, it is difficult to identify all of the companies and technologies that compete with us or may compete with us in the future in one or more of our lines of business. In addition, any one of these competitors or future competitors may have significantly greater financial, technical and marketing resources as well as better brand recognition than we do. A number of companies offer products and services that contain comparable features to certain discrete elements of our Digital TV technologies. For example, certain competitors offer products that allow viewers to switch among different camera angles or to replay portions of a program. Enhanced Media's competitors in the television/Internet convergence programming and services markets include companies that offer, or may soon offer, products and services that are competitive with some or all of Enhanced Media's current or proposed products and services. We expect to face future competition from computer and software companies, one or more of which may extend the scope of their products to include functionality similar to that of HyperTV. In addition, we also face competition from traditional broadcast and cable television networks.

Competition with high definition television and multicasting may limit the availability of our Digital TV applications.

      High definition television and multicasting are two major digital television applications that will directly compete with us for use of the new digital broadcast distribution capacity. High definition television provides better color quality and sharper pictures than traditional television. Multicasting is the transmission of multiple television programs through what was a single analog television channel and is only available through digital transmission systems. It is too early to determine to what extent third party distributors who can control access to their distribution system will prefer to distribute high definition television or multicast programs to the exclusion of our services. Also, it is too early to determine consumers' relative demand for the improved color and sharper pictures offered by high definition television, greater programming quantity offered by multicasting or the individualization of content offered by our Digital TV applications. In addition, consumers may resist the extra cost of subscribing to services that offer our individualized programming. As a result, there is a risk that other digital television applications will be employed to the detriment of our Digital TV applications.

We depend on equipment manufacturers and set-top box middleware providers for the compatibility of our technology with their hardware and software.

      The success of our products depends upon our relationships with digital set-top box manufacturers and with providers of middleware, which is software technology that acts like an operating system within a digital set-top box. The deployment of our Digital TV applications depends on their compatibility with digital set-top boxes and with the middleware installed in those boxes. We have compatibility arrangements with Motorola and Scientific-Atlanta, the two largest suppliers of set-top boxes. We also have compatibility arrangements with the leading suppliers of middleware. However, a set-top box or middleware supplier may decide in the future to discontinue production of products compatible with our technology or to develop technology that competes with our applications.

We may be unable to respond to rapid changes in technology.

      The markets for digital television applications and television/Internet convergence programming and services are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of these products and services and their rapid evolution require us to continually improve the performance, features and reliability of our present and proposed products and services, particularly in response to our competitors' product offerings. We cannot assure you that we will have the resources or the ability to quickly, cost effectively or adequately respond to these developments. There may be a limited time-frame for consumer adoption of our Digital TV and Enhanced Media applications, and we cannot assure you that we will be successful in achieving widespread acceptance of our products and services before competitors offer products and services with features and performance similar to ours. In addition, the widespread adoption of new Internet or television technologies or standards could require substantial expenditures by us to modify or adapt our services and could fundamentally affect the character and viability of our business model.

Our software products and services may contain unknown defects.

      Our Digital TV and Enhanced Media applications may contain design flaws or other defects. Design flaws and other defects--which may include defects that make our products and services incompatible with the technology employed in digital distribution systems, set-top boxes or the Internet--may lead to delays in deployment of our products, additional costs, delayed or lost revenues, loss of market share, failure to achieve market acceptance, diversion of development resources and harm to our reputation.

We may have difficulty successfully managing our growth.

      Our development activities and operations are expanding rapidly, and significant further expansion will be necessary to meet our growing demands and to take advantage of market opportunities. Expansion has placed and will continue to place substantial strain on our managerial, operational and financial resources and systems. To manage our growth, we must successfully implement, improve and effectively utilize our operational and financial systems while aggressively expanding our workforce. Some of our key personnel have been with us for less than one year, and we will have to successfully hire and integrate additional key personnel in the future. We must also maintain and strengthen the breadth and depth of current strategic relationships while rapidly developing new relationships. Our existing or anticipated operational and financial systems may not be sufficient to support our growth, and our management may not be able to effectively identify, manage and develop existing and emerging market opportunities. If potential growth is not adequately managed, our business will suffer.

We depend upon our key management and technical personnel, and their loss could put us at a competitive disadvantage.

      We largely depend upon the efforts of William C. Samuels, our Chairman of the Board and Chief Executive Officer, David Reese, our President and Director, Bruce J. Crowley, our President of ACTV Enhanced Media Services, Inc. and Director, Joel Hassell, Chairman and Chief Executive Officer of Intellocity USA, Inc., and Kevin M. Liga, our Executive Vice President and Chief Technology Officer. We have entered into employment agreements with each of Messrs. Samuels, Crowley, Hassell and Liga, but these agreements do not ensure their continued employment with our company. We do not maintain "key employee" insurance on the lives of Messrs. Samuels, Reese, Crowley, Hassell or Liga. Our success also depends on our ability to attract, train and retain qualified personnel, specifically those with product development skills. In particular, we must hire additional skilled software engineers to further our research and development efforts. There is currently a shortage of qualified senior technical personnel in the software development field, and this shortage will likely continue. Consequently, competition for such personnel is intense. We cannot assure you that we will attract a sufficient number of qualified employees in the future to sustain and grow our business, or that we will successfully motivate and retain the employees we attract. If we cannot attract, motivate and retain qualified professionals, our business may suffer.

Government legislation and regulations may adversely affect our business.

      The media, telecommunications, broadcast and cable television industries are subject to extensive regulation by federal, state and local governments and governmental agencies. Federal, state and local governments and governmental agencies continue to adopt legislation and regulations affecting these industries which may affect our business, market participants with which we have relationships or the acceptance of our products in general. Existing regulations were substantially affected by the passage of the Telecommunications Act of 1996. For example, competition for channel space has increased as cable operators have utilized available channel space to comply with "must-carry" provisions, mandated retransmission consent agreements and "leased access" provisions. The outcome of pending federal and state administrative proceedings may also affect the nature and extent of competition that we will encounter. Increased regulation of the Internet might slow the growth of Internet use, which could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition and results of operations. Congress has recently passed legislation regulating certain aspects of the Internet, including on-line content, children's protection, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state and local governmental organizations as well as foreign governments are considering other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of goods and services, intellectual property ownership and personal privacy. We collect and store personal information from users of our applications and plan to use such information to develop our businesses and generate revenues, particularly with respect to targeted advertising. Storage and use of such information is subject to state and federal regulation. Storage and use of such information may also subject us to privacy claims relating to our use and dissemination of personal information. We do not know how courts will interpret laws governing the Internet or the extent to which they will apply existing laws regulating issues such as property ownership, libel and personal privacy to the Internet. Therefore, we are not certain how new laws governing the Internet or other existing laws will affect our business.

We face certain security and privacy risks.

      A significant concern associated with communications and commerce through our applications is the need for secure transmission of confidential information, such as credit card numbers, over public networks. A party who gains unauthorized access to our system could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches. In addition, the information gathered through our Digital TV applications and stored in each household's digital set-top box may be subject to personal privacy rights. A breach of these rights by us, cable operators or other third parties could expose us to liability. We have no direct control over the confidentiality or security measures of cable operators or other third parties. Any compromise of security or misuse of private information could materially adversely affect our reputation, business, operating results and financial condition and expose us to a risk of loss or litigation and potential liability. Our insurance may not cover claims of this type or may not be adequate to indemnify us for all liability to which we may be exposed. Moreover, concerns over the security of e-commerce transactions and the potential misuse of personal information may inhibit the growth of our Digital TV and Enhanced Media applications.

We may have liability for information retrieved and replicated on the Internet.

      Because users of our Enhanced Media applications can download and redistribute materials that we may not create ourselves and this material could be replicated by us or other content providers, negligence, copyright or trademark infringement or other legal claims could be made against us. Copyright and trademark laws are evolving both domestically and internationally, and we are uncertain as to their applicability to our Enhanced Media applications and our possible role as both a technology and content provider. The imposition of liability for information carried by us would have a material adverse effect on our business, operating results and financial condition.

Our efforts to protect our patents and proprietary information from competitors may not be adequate.

      We have obtained 22 patents covering certain aspects of our Digital TV and Enhanced Media technologies and have patents pending with respect to other developments or enhancements. However:

      o the patents we own or have rights to, or that may be granted or obtained in the future, may not be enforceable, may not provide us with meaningful protection from competition or may be revoked entirely;

      o     patents applied for may not be granted;

      o products developed by us may infringe upon patents or rights of others; and

      o we may not possess the financial resources necessary to enforce patent rights that we hold.

It is very difficult for us to police the unauthorized use of our products and intellectual property rights. It may be possible for a third party to copy or otherwise obtain and use our products or technology without our authorization or to develop similar technology independently. Furthermore, our confidentiality and invention rights agreements with our full-time employees, consultants and advisors may not provide effective protection of our proprietary information in the event of unauthorized use or disclosure of such information. In addition, laws in many countries other than the United States do not afford us the same protection of our intellectual property as do our United States patents. Currently, there are companies offering competitive products that we believe may be in violation of our patents and expect that companies in the future will infringe on our intellectual property rights. We intend to aggressively defend our intellectual property rights, which may involve both litigation and extensive negotiations with companies we believe are infringing on such rights. It is possible that we will commence legal action against one or more infringers in the future to protect our intellectual property rights. If we commence litigation to protect these rights, we expect the litigation will be extensive, time-consuming and costly, and we cannot assure you that we will be successful. Any licensing negotiations we pursue will also be extensive and costly because the issues are very complex and subjective. We cannot assure you that these negotiations will result in agreements that will be beneficial to our business or provide us adequate protection of our rights.

      ACTV is a plaintiff in a civil action filed against The Walt Disney Co., ABC, Inc. and ESPN, Inc. in December, 2000, which action alleges that the defendants' "Enhanced TV" system synchronizing a Web site application to ESPN Sunday Night and ABC Monday Night Football telecasts has infringed and is continuing to infringe certain of the plaintiff's patents and that the defendants should be held liable to the plaintiff for damages on account thereof. That action is continuing in the U.S. District Court, Southern District of New York; we are unable to predict the outcome thereof.

Our business may be restricted or may be subject to litigation in the future as a result of the intellectual property rights of others.

      We may be unable to implement our current business plan or expand the commercial uses of our products if other companies have already acquired or in the future acquire patents or other intellectual property on which our technology infringes. The patent application process is not public, and we cannot assure you that another company has not applied for and will not obtain a patent that blocks any patents we have pending. Furthermore, because many companies might choose not to publicize their patents until they have a viable commercial product or until they believe another company is infringing on their patents, we cannot assure you that another company has not already obtained patents that we are violating. As a result, as we expand our business and begin the commercial deployment of our products, we may receive notices of claims of infringement of other parties' property rights or claims for indemnification resulting from infringement claims. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and a diversion of resources with respect to the defense of any claims brought. The assertion of such infringement claims could result in injunctions preventing us from distributing certain products, which could materially adversely affect our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. However, a license under such circumstances may not be available on reasonable terms, if at all.

Our quarterly revenues and operating results are volatile and may cause our stock price to fluctuate.

      Our quarterly revenues and operating results have varied in the past and will likely continue to vary from quarter to quarter as a result of a number of factors including:

      o the rate of deployment of our Digital TV applications in any given quarter by cable operators;

      o the number of television programmers and advertisers using our Enhanced Media products;

      o the degree of positive or negative consumer response and publicity to our initial product launches or any high profile offerings in a quarter;

      o the timing of significant expenses we must incur in order to expand our businesses;

      o our ability to maintain our current relationships, including Liberty Media and its affiliates, iN DEMAND and set-top box manufacturers; and

      o     our ability to develop other strategic relationships.

Because we currently have relationships with only a few other companies that we rely on for manufacturing, programming and distribution, and because we plan to launch our products initially in narrow markets, any one of these factors could have a significant effect on our revenues and earnings in a quarter. Any decline in revenues or earnings or a greater than expected loss for any quarter could materially adversely affect the price of our common stock, even if not reflective of any long-term problems with our business.

External factors could adversely affect the market price of our common stock.

      The market price of our common stock has been and may continue to be volatile and could fluctuate significantly as a result of:

      o     general economic and stock market conditions;

      o     changes in financial estimates by securities analysts;

      o earnings and other announcements by, and changes in market evaluations of, providers of digital television products and convergent media;

      o     changes in business or regulatory conditions affecting us;

      o announcements by our competitors of technological innovations or new products or services;

      o sales, or the anticipation of sales, of substantial amounts of our common stock in the public market after completion of this offering; and

      o     trading volume of our common stock.

The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performances. For example, in early 2000 market prices for securities of Internet-related companies and interactive technology companies reached elevated levels, which in most cases were not sustained and which bore little relationship to these companies' operating performances. If the market price of our common stock reaches an elevated level following this offering, it is likely to materially decline. In the past, following periods of volatility in the market price of a company's securities, that company's stockholders have often instituted securities class action litigation against that company.

We may be unable to obtain additional financing necessary for our business.

      We believe that as of the date of this prospectus, we have the necessary resources to execute our current business plan. However, to the extent that we enter new markets, the full deployment of the digital TV and TV/Internet convergence infrastructure is delayed, or that our projections regarding our future financial results prove to be inaccurate, we will require additional capital. We currently do not have any arrangements for additional financing and cannot assure you that additional financing will be available on acceptable terms, if at all. Additional equity financing may substantially dilute your investment in our common stock, and debt financing, if available, may involve significant restrictions on our financing and operating activities.

Your investment may be substantially diluted upon exercise of outstanding options and warrants.

      As of March 31, 2001 we had 17,954,900 exercisable options and warrants (excluding the options granted to the selling security holders) to purchase shares of ACTV, Inc. common stock. To the extent that the outstanding stock options and warrants are exercised, our stockholders' interest in us will be diluted. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on more favorable terms than those provided for in the outstanding options and warrants. The aggregate exercise price of these options is not material. See "Description of Capital Stock" for a more detailed description of these options.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

      Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. We cannot predict what effect, if any, market sales of shares held by any other stockholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

      Our policy is and has been to license our technology and arrange joint ventures for its use in a number of different industries. In August 2000, our Board of Directors adopted a Preferred Stock Rights Agreement, which gives our Board of Directors certain alternatives if a potential acquirer of 15% or more of our common stock is deemed unlikely to further such policy or if such potential acquirer is deemed likely to act inconsistently with the best interests of our stockholders. The Preferred Stock Rights Agreement does not apply to those holders of 15% or more of our common stock as of the date of such agreement. Pursuant to the Preferred Stock Rights Agreement, we could distribute certain preferred stock purchase rights to our current stockholders. These rights would become exercisable if an outside party became the beneficial owner of 15% or more of our issued and outstanding common stock, unless our Board of Directors determines to defer the exercise of, or redeem, such rights. The potential acquirer's rights under the Preferred Stock Rights Agreement will be null and void. Once exercisable, each preferred stock purchase right would entitle the holder thereof to purchase .001 of share of our Series C Preferred Stock at an exercise price of $0.00001 per share. Each share of our Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of our stockholders. Once issued our Board of Directors could vote to exchange the preferred stock purchase rights for shares of our common stock. A potential acquirer may be discouraged from completing an acquisition if it could not be assured of having control of us. For more information on these provisions, see "Description of Capital Stock -- Antitakeover Provisions Affecting the Common Stock". Our Board of Directors has also approved an amendment to our Bylaws which provides that only a majority of the Board of Directors or the Chairman of the Board may call a special meeting of the stockholders. In addition, our certificate of incorporation permits our Board of Directors to have us designate and issue, without stockholder approval, preferred stock with voting, conversion and other rights and preferences that could differentially and adversely affect the voting power or other rights of the holders of our common stock. Our issuance of preferred stock or of rights to purchase preferred stock could also be used to discourage an unsolicited acquisition proposal. Our Preferred Stock Rights Agreement, Bylaws or the issuance of the preferred stock could each make it more difficult and therefore discourage an unsolicited takeover proposal such as a tender offer, proxy contest or removal of incumbent management, even if such actions would be in the best interest of our stockholders.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of common stock by the selling security holders. All proceeds from the sale of the selling security holders shares will be for the account of the selling security holders.

                                 DIVIDEND POLICY

      We have never paid or declared a dividend on our common stock. We intend, for the foreseeable future, to retain all future earnings for use in our business. The amount of dividends we pay in the future, if any, is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors.

                                MATERIAL CHANGES

      None.

                            SELLING SECURITY HOLDERS

      All of the shares of our common stock offered under this prospectus may be sold by the Selling Security Holders who have previously acquired their shares. We will not receive any of the proceeds from the sales of shares offered under this prospectus. All costs, expenses and fees in connection with the registration of the selling security holders' shares will be borne by us. All brokerage commissions, if any, attributable to the sale of shares by selling security holders will be borne by such holders.

      The selling security holders are offering a total of 1,535,995 shares of our common stock. The following table sets forth:

      o     the name of each person who is a selling security holder;

      o the position, office or affiliation that such person has had with us during the past three years;

      o the number of securities owned by each such person at the time of this offering;

      o the number of shares of common stock each such person will own after the completion of this offering; and

      o the percentage owned by each such person after the completion of this offering.

                            Position,
                            Office or         Ownership                                         Percentage
Name                        affiliation       prior to this   Shares included   Ownership       Ownership
                            during the past   offering        in this           after this      after this
                            three years       (1)(2)          offering (1)(2)   offering (2)    offering (2)
ECA Global, LLC                   None          1,348,442         385,269          963,173           1.7%

Abacus Capital Group              None          1,575,209         450,060         1,125,149          2.0%
Limited

Abacus Capital Group              None            41,294           11,798           29,496            *
(USA), Inc.

Tim Enwall                        None            31,058           8,874            22,184            *

Andrew Fine                       None            48,520           22,711           25,809            *

Gary Sheff                        None            48,520           22,711           25,809            *

George Deriso                     None            15,485           4,424            11,061            *

Jim Brancheau                     None            15,485           4,424            11,061            *

Maryann Richards                  None            25,808           7,374            18,434            *

Bob Wald                          None            15,485           4,424            11,061            *

Catherine Weldon                  None            15,485           4,424            11,061            *

Dan Real                          None            15,485           4,424            11,061            *

Joe Tartell                       None            7,742            2,212            5,530             *

Ken Martin                        None            7,742            2,212            5,530             *

Megan MacMilan                    None            7,742            2,212            5,530             *

Mike Benson                       None            15,485           4,424            11,061            *

Richard Trinkner                  None            7,742            2,212            5,530             *

Steve Olshansky                   None            15,485           4,424            11,061            *

Joseph Stark                      None            8,021            2,292            5,729             *

George Mileusnic                  None            2,167             619             1,548             *

Bruce Davis                       None            4,130            4,130              0               0

Laurie Priddy                     None            4,130            4,130              0               0

Joel Hassell                     CEO of         1,089,137         311,182          777,955           1.4%
                              Intellocity

Steve Reynolds                   CTO of          624,576          178,450          446,126            *
                              Intellocity

Ed Knudson                    Senior Vice        123,882           35,395           88,487            *
                              President of
                                Business
                             Development of
                              Intellocity

Gary Rasmussen               Vice President       98,073           28,021           70,052            *
                              of Platform
                             Development of
                              Intellocity

Tom Lemmons                     Employee          20,647           5,899            14,748            *

Steve Markel                 Vice President       18,716           5,347            13,369            *
                               of Product
                             Development of
                              Intellocity

Derik Yarnell                   Employee          8,258            2,359            5,899             *

Margaret Whelan                 Employee          7,226            2,065            5,161             *

Elizabeth Brooks                Employee          6,194            1,770            4,424             *

Rob Predolich                   Employee          5,574            1,593            3,981             *

Luigi Guillo                    Employee          5,161            1,475            3,686             *

Carol Woodman                   Employee          3,097             885             2,212             *

Don Krafcheck                   Employee          3,097             885             2,212             *

Ian Zenoni                      Employee          3,097             885             2,212             *

*     Less than 1%

(1) The number of shares of common stock shown as beneficially owned and offered by the selling security holders (i) includes (a) 1,502,959 shares of common stock issued to certain of the selling security holders pursuant to our acquisition of Intellocity in exchange for the issued and outstanding shares of common stock of Intellocity owned by the selling security holders at the time of said acquisition, and (b) the number of shares of common stock issuable upon the exercise of options to purchase up to 33,036 shares of our common stock issued to certain selling security holders in exchange for options of Intellocity, and (ii) excludes shares of common stock issuable upon the exercise of options held by selling security holders who are employees of ACTV, Inc. and its subsidiaries.

(2) Gives effect to the sale of all the shares of common stock being offered hereby.

                          DESCRIPTION OF CAPITAL STOCK

      Our total authorized capital stock consists of 200,000,000 shares of common stock, par value $0.10 per share, and 1,000,000 shares of preferred stock, par value $0.10 per share. The following descriptions of capital stock are qualified in all respects by reference to our Restated Certificate of Incorporation and Bylaws, which are incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part.

Common Stock

      The holders of common stock elect all directors and are entitled to one vote for each share held of record on all matters to be voted upon by stockholders. Upon successful completion of this offering, assuming no outstanding options are exercised, 57,272,662 shares of common stock will be issued and outstanding. Subject to preferences that may be applicable to any outstanding preferred stock, all shares of common stock participate equally in dividends, when and as declared by the Board of Directors, and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

      Our Certificate of Incorporation authorizes the issuance of shares of preferred stock in one or more series. The Board of Directors has the authority, without any vote or action by the shareholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative, participating, option or other rights (if any), and any qualifications, preferences, limitations or restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, rights and terms of redemption (including sinking fund provisions), and redemption price and liquidation preferences, and any other rights, preferences and limitations pertaining to such series which may be fixed by the Board of Directors pursuant to the General Corporation Law of the State of Delaware. Upon completion of this offering, there will be no shares of preferred stock outstanding.

Anti-takeover Provisions Affecting the Common Stock

Staggered Board

      Our Board of Directors is divided into three classes, each class serving a staggered three-year term. As a result, only one class of directors is elected at our annual meeting, with the other classes continuing for the remainder of their respective terms.

Special Meetings

      Our Bylaws provide that a special meeting of stockholders may be called only by a majority of our Board of Directors or the Chairman of the Board of Directors.

Preferred Stock Rights Agreement

      Our policy is and has been to license our technology and arrange joint ventures for its use in a number of different industries. In August 2000, our Board of Directors adopted a Preferred Stock Rights Agreement, which gives our Board of Directors certain alternatives if a potential acquirer of 15% or more of our common stock is deemed unlikely to further such policy or if such potential acquirer is deemed likely to act inconsistently with the best interests of our stockholders. The Preferred Stock Rights Agreement does not apply to holders of 15% or more of our common stock as of the date of such agreement. Pursuant to the Preferred Stock Rights Agreement, we could distribute certain preferred stock purchase rights to our current stockholders. These rights would become exercisable if an outside party became the beneficial owner of 15% or more of our issued and outstanding common stock, unless our Board of Directors determines to defer the exercise of, or redeem, such rights. The potential acquirer's rights under the Preferred Stock Rights Agreement will be null and void. Once exercisable, each preferred stock purchase right would entitle the holder thereof to purchase .001 of share of our Series C Preferred Stock at an exercise price of $0.00001 per share. Once issued our Board of Directors could vote to exchange the preferred stock purchase rights for shares of our common stock.

      As part of the Preferred Stock Rights Agreement, our Board of Directors adopted a Certificate of Designation pursuant to which a series of 35,000 shares of our preferred stock were designated as Series C Preferred Stock. No shares of Series C Preferred Stock have been issued to date. Each share of Series C Preferred Stock, if issued, shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of our stockholders, with all shares of Series C Preferred Stock voting together as one single class. Subject to the prior and superior right of right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series Preferred Stock, each share of Series C Preferred Stock shall entitle the holder to receive when, as and if declared by our Board of Directors out of funds legally available for such purpose, quarterly dividends payable in cash on the last day of December, March, June and September in each year (the "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share of fraction of share of Series C Preferred Stock. The dividend amount per share shall be equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of our common stock or a subdivision of the outstanding shares of our common stock (by reclassification or otherwise), declared on our common stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of our Series C Preferred Stock. Upon our liquidation or winding up, the holders of the shares of the Series C Preferred Stock shall be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to the holders of our common stock plus an amount equal to ti any accrued and unpaid dividends on such shares of Series C Preferred Stock. See "Risk Factors--We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock" for a discussion of the potential risks to your investment in our common stock.

      Digital ADCO's capital structure consists of two classes of common stock, designated as Class A and Class B, and one class of preferred stock. The authorized number of shares of Class B common stock will be one-third of the total authorized common stock of Digital ADCO, with each share of Class B common stock entitling the holder thereof to 25 votes compared to one vote for each share of Class A common stock. ACTV and General Instrument are the sole holders of the Class B common stock and OpenTV is the sole holder of the Class A Common Stock. No options have been granted with respect to any Digital ADCO stock.

Blank Check Preferred Stock

      The existence of authorized but unissued preferred stock may enable our Board of Directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in our best interests, our Board of Directors could cause us to issue shares of preferred stock without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of our common stock and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular series of preferred stock is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control of us that may be favored by certain stockholders.

Board Policy of ACTV, Inc.

      Our policy is and has been "to license ACTV's technology and arrange joint ventures for its use in a number of different industries." Our Board of Directors has previously adopted, and has reaffirmed in 1999, a resolution which authorizes them to take all necessary actions to use and exploit our proprietary and potential technologies in the event a person or entity seeks to acquire or acquires 15% or more of our common stock and the Board determines that the acquirer is likely to act inconsistently with the best interests of our stockholders. The text of the Board Resolution is the following:

      "Resolved, that it being in the best interests of ACTV, Inc. and its shareholders, the Board of Directors hereby approves and adopts a plan that, in the event that a majority of the Board of Directors determines that an acquirer has acquired, or seeks to acquire, 15% or more of ACTV, Inc. and that such acquirer is not a suitable acquirer in the opinion of the majority of the Board of Directors since such acquirer will not further our policy of acting as a broad licensor and joint venturer of our proprietary and patented technologies, or is otherwise likely to act inconsistently with the best interests of all of our shareholders, the Board is authorized to take all necessary action to offer, by invitation, stock, joint ventures or licenses to use and exploit ACTV's proprietary and patented technologies. The Board is authorized, in its discretion, to employ an independent investment banking firm for the purpose of evaluating various business alternatives."

      Our Board of Directors determined that Liberty Media was a suitable investor pursuant to this policy. Liberty Media has agreed not to purchase securities that would increase its interest in us above 26% of our outstanding common stock.

Registration Rights

      Through a series of transactions, we have issued to Liberty Media 8 million shares of unregistered common stock and outstanding warrants to purchase 5 million shares of unregistered common stock. The foregoing totals include Liberty Media's March 28, 2000 exercise of one of its warrants for 2,500,000 shares of unregistered common stock of ACTV. Liberty Media has demand registration rights that would require us to register any shares held by it upon exercise of those warrants.

      Through two transactions, one in 1997 and one in 1999, we issued to General Instrument, now a unit of Motorola, a total of one million shares of our unregistered common stock and a warrant to purchase 625,000 shares of our unregistered common stock. Motorola has piggyback registration rights that allows it to join in any


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

registration of any securities we file with the Securities and Exchange Commission. However, the underwriters of any offering of our securities can delay the exercise of this right.

Transfer Agent

      Our transfer agent is American Stock Transfer & Trust Company of New York, NY.

                         SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, 57,272,662 shares of common stock will be outstanding, assuming no exercise of outstanding options or warrants. Of these shares, 1,535,995 sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of ours as that term is defined in Rule 144 under the Securities Act. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.

      In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of common stock are aggregated), including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of

      (1) one percent of the then-outstanding shares of common stock, which equals 572,727 shares immediately after this offering, and

      (2) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 are also subject to certain restrictions as to the manner of sale, notice requirements and the availability of current information about us. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate of ours, a stockholder who is not an affiliate of ours at the time of sale and who has not been an affiliate of ours for at least three months prior to the sale would be entitled to sell shares of common stock in the public market without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing description of Rule 144 is not intended to be a complete description.

      In addition, any employee, director or officer of, or consultant to us who acquired shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits our affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case, commencing 90 days after the date of this prospectus.

      A number of our stockholders and warrant holders are parties to agreements with us that provide them with the right to require us to register the sale of their shares or the shares issuable upon the exercise of their warrants, respectively. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. See "Description of Capital Stock--Registration Rights" for a more detailed description of these registration rights.

                              PLAN OF DISTRIBUTION

      Up to 1,535,995 shares of common stock may be sold by the selling security holders, who have acquired such shares, or will acquire such shares upon the exercise of options held by the selling security holders. We will not receive any of the proceeds from the sale of the common stock by the selling security holders, although we will receive approximately $7,928 if all options are exercised by the selling security holders. See "Selling Security Holders."

      The selling security holders have advised us that the sale or distribution of the common stock may be effected directly to purchasers by the selling security holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, including crosses or block transactions, by any of the following methods:

      (1)   on the Nasdaq National Market;

      (2)   in the over-the-counter market;

      (3) in transactions other than on any stock exchange or in the over-the-counter market;

      (4)   through the writing of options on ACTV common stock; or

      (5)   by settlement of short sales of ACTV common stock.

      The purchase price of the shares may be determined by the selling security holders or by agreement between the selling security holder and underwriters, brokers, dealers or agents or purchasers. The price may be at:

      o     market prices prevailing at the time of sale;

      o     prices related to such prevailing market prices;

      o     varying prices determined at the time of sale; or

      o     negotiated or fixed prices.

      If the selling security holders effect such transactions by selling common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of common stock for whom they may act as agent which may be in excess of those customary in the types of transactions involved. The selling security holders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      Because the selling security holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the selling security holder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934 until its participation in that distribution is completed.

      At the time a particular offer of security holders' shares is made by or on behalf of any of the selling security holders, to the extent such offer constitutes a distribution under the Securities Act, a supplement to this prospectus will be distributed, which will set forth the type and number of securities being offered by such selling security holders and the terms of such offering, including:

      o the name or names and addresses of any underwriters, dealers or agents;

      o the purchase price paid by any underwriter for securities purchased from the selling security holder; and

      o any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

      We will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the security holders' shares. However, all brokerage commissions, if any, attributable to the sale of such shares by holders thereof will be borne by such holders.

      The shares that may be offered from time to time by selling security holders may be sold through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

      Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the securities offered by this prospectus may not simultaneously engage in market-making activities with respect to shares of our common stock during the applicable two or nine days "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling security holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of the securities by the selling security holders.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Paragraph "Twelfth" of our Restated Certificate of Incorporation contains a provision, which as permitted by Delaware law, eliminates the personal liability of directors to ACTV and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to ACTV. This provision does not permit any limitation on, or elimination of, the liability of a director for:

      o     disloyalty to us or our stockholders;

      o     failing to act in good faith;

      o for engaging in intentional misconduct or a knowing violation of law;

      o     for obtaining an improper personal benefit; or

      o     for approving an illegal dividend or stock repurchase.

      Our Restated Certificate of Incorporation and By-Laws require us to indemnify directors and officers against expenses, judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with defense or settlement of such an action. Moreover, Delaware law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to us.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Securities Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

      Gersten, Savage & Kaplowitz, LLP, New York, New York will pass upon the validity of the shares of common stock for us in connection with this offering.

                                     EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a Registration Statement on Form S-3 regarding this offering with the SEC. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the other materials we file with the SEC at the SEC's public reference room in Washington, D.C. and at the SEC's regional offices in Chicago, Illinois and New York, New York. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC; the site's address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: ACTV, Inc., 225 Park Avenue South, New York, NY 10003-1604, (212) 497-7000.

                           INCORPORATION BY REFERENCE

      The SEC allows us to "incorporate by reference" in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus; however, the information presented in this prospectus will be deemed to supersede any earlier information contained in incorporated documents filed with the SEC before the date of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus and any earlier filed or incorporated information.

      The following documents we have filed with the SEC are incorporated herein by reference:

      (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2000; and

      (2) any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities offered by this prospectus.

      You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.


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